Exhibit 99.1

PRESS RELEASE

AerCap Agrees Purchase and Leaseback of

Seven Boeing 787 Dreamliners with Virgin Atlantic

Amsterdam, The Netherlands; August 28, 2014 - AerCap Holdings N.V. ("AerCap," NYSE: AER) today announced that it has signed agreements with Virgin Atlantic Airways for the purchase and leaseback of seven Boeing 787 Dreamliners that Virgin Atlantic Airways has on order from Boeing.

The lease terms for all aircraft are twelve years and deliveries will start in October 2014.

"We are extremely proud to have Virgin Atlantic, one of the world's most innovative airlines, continue its long-standing partnership with AerCap by entering into this important transaction," said AerCap CEO Aengus Kelly.

AerCap has a total of ten Dreamliners in its portfolio and additional 74 committed purchases including those for Virgin Atlantic Airways.

About Virgin Atlantic Airways

Virgin Atlantic was founded by entrepreneur Sir Richard Branson 30 years ago. Today, Virgin Atlantic flies to 33 destinations worldwide, including locations across North America, the Caribbean, Africa and the Far East. In 2013 Virgin Atlantic launched its domestic airline, Little Red. Little Red flies across the UK, with 24 daily flights between Manchester, Edinburgh, Aberdeen and London.

In the winter of 2012, Virgin Atlantic announced a joint venture with Delta Air Lines, creating an expanded trans-Atlantic route network and enhancing competition between the UK and North America. The two airlines now codeshare across 108 routes, offering passengers seamless connections to 66 destinations.

About AerCap

AerCap is the global leader in aircraft leasing with 1,300 owned and managed aircraft in its current fleet and a highly attractive portfolio of 400 high-demand, fuel-efficient aircraft on order. AerCap serves over 200 customers in more than 90 countries with comprehensive fleet solutions and provides part-out and engine leasing services through its subsidiary, AeroTurbine. AerCap is listed on the New York Stock Exchange (AER).

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck, AerCap Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel, AerCap Tel. +31 20 655 9658 pwortel@aercap.com